Mail Stop 4561   April 29, 2008

Ms. Nancy E. Grady, President
State Street Bank and Trust Company of New Hampshire
20 Trafalgar Square
Suite 449
Nashua, NH 03063

> **Re: American Bar Association Members/ State Street Collective Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 25, 2008**
> **File No. 333-149594**
>
> **Annual Report on Form 10-K**
> **File No. 033-50080**

Dear Ms. Grady:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1.   We note that you have checked the box indicating that you are a large accelerated filer. Please be advised that you do not meet the definition of large accelerated filer because there is no public market for your securities. Instead, it appears that you are a non-accelerated filer.

Risk Factors, page 24

2.   Please add a risk factor to address the ability of creditors and investors of one
        Fund to reach assets of the other Funds in making claims against the Trust or an
        individual Fund. Additionally, please disclose in this risk factor that New
        Hampshire does not have a statutory provision providing bankruptcy remote
        status for different series of a trust.

Description of Investment Options, page 25

3.   Please revise to clearly state, if true, that an investment in any one of the Funds or
        Retirement Date Funds does not represent an interest in any other individual
        Funds or Retirement Date Funds or an interest in the Trust assets as a whole. In
        addition, please describe the limitations on cross-liability among the funds. Also,
        describe any actions that you have taken, in the absence of a statutory provision to
        support this structure, that will help protect the assets of any one fund from cross-
        liability, such as contractual agreements.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, Senior Assistant Chief Accountant at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Andrew H. Shaw, Esquire (by facsimile)